SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Natural Health Trends Corp.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

63888P406
(CUSIP Number)

October 26, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63888P406

1.     Name of Reporting Person:

         Big Rich International Ltd.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: British Virgin Islands

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power: -0-
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         941,171 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /  /

11.     Percent of Class Represented by Amount in Row (9): 9.4%

12.     Type of Reporting Person: PN
--------------
(1)  Represents 941,171 shares of common stock that Big Rich International Ltd. has the right to acquire upon exercise of outstanding Issuer warrants.

Item 1(a).     Name of Issuer.

The name of the issuer is Natural Health Trends Corp. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 2050 Diplomat Drive, Dallas, Texas 75234.

Item 2(a).     Names of Persons Filing.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Big Rich International Ltd., a limited partnership organized under the laws of the British Virgin Islands ("Big Rich" or the "Reporting Person").  Additionally, information is included herein with respect to the following person (the "Controlling Person"): Xiaoli Duan ("X. Duan"). The Reporting Person and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office of Big Rich is 4001 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong.

The address of the principal business office of X. Duan is Room 1061, No32 Jiananxi Road, Haidian District, Beijing, China.

Item 2(c).       Citizenship.

X. Duan is a citizen of the People's Republic of China.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock, $.001 par value, of the Issuer (the "Common Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Common Stock is 63888P406.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Person

Pursuant to Rule 13d-3 of the Act, Big Rich beneficially owns 941,171 shares of the Common Stock, which constitutes approximately 9.4% of the outstanding shares of the Common Stock.  The total number of shares of Common Stock beneficially owned by Big Rich is comprised of 941,171 shares of Common Stock that Big Rich has the right to acquire upon exercise of outstanding Issuer warrants. Big Rich's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by 10,058,224, which represents the 941,171 shares of Common Stock that Big Rich has the right to acquire upon exercise of outstanding Issuer warrants and the 9,117,053 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 13, 2007.

Controlling Person

In her capacity as the general partner of Big Rich, X. Duan may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 941,171 shares of the Common Stock, which constitutes approximately 9.4% of the outstanding shares of the Common Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(c)

Reporting Person

Big Rich has no power to vote or direct the vote or to dispose or direct the disposition of any shares of the Common Stock.

Controlling Person

X. Duan has no power to vote or direct the vote or to dispose or direct the disposition of any shares of the Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:      November 5, 2007

BIG RICH INTERNATIONAL LTD By: /s/ Xiaoli Duan, general partner Xiaoli Duan, general partner